UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 3)

                         BROOKS AUTOMATION, INC. (BRKS)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    114340102
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,769,532 Common shares (2.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,769,532
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,728,802 shares (5.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    579,500 common shares (0.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           579,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,728,802 shares (5.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    158,860 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           158,860
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,728,802 shares (5.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    865,660 common shares (1.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           865,660
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,728,802 shares (5.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    355,250 common shares (0.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           355,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,728,802 shares (5.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            Common stock in BROOKS AUTOMATION, INC. (BRKS) 15 Elizabeth Drive, Chelmsford, MA 01824-4111.

Item 2.     Identity and Background.

            The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by their partners.

Item 4.     Purpose of Transaction

            On December 29, we bought 580,000 more shares of BRKS, raising our aggregate ownership back to 5%. We believe that this purchase makes us BRKS' second largest shareholder.

            Both factors mentioned in our prior 13D filing, dated December 9, 2005, plus a third factor, created this buying opportunity. First, some former Helix shareholders have been selling their BRKS shares either because they had achieved their investment objectives or because they only hold stocks which pay dividends. We believe, for example, that Helix' largest shareholder, which obtained nearly 8 million BRKS shares in exchange for its Helix shares, now has disposed of the majority of their BRKS shares. Second, some BRKS shareholders sold their shares out of frustration with the erratic recent performance of BRKS' software division. Third, and due in part to the two abovementioned factors, some BRKS shareholders have been selling their shares to realize income tax losses, since BRKS' share price (as of this instant) fell 26% this year and 46% over the last two years, (despite the substantial operating and strategic progress made by the company.)

            Fortunately for those of us who want to be shareholders of BRKS--as it gains market share in its core business of robotic tool automation systems and service, as it penetrates more Tier One OEM accounts, and as it continues reducing the costs of the combined companies and generating free cash--we believe that the short term selling pressure on the stock price is now over. We believe this for the following reasons:

            1.    2005 tax loss selling ends December 30.

            2. We believe that most selling by former shareholders of Helix is over.

            3. The performance of BRKS' software division should begin showing substantial improvement because BRKS has sharpened its strategic focus and right-sized the division's costs. We also hope the division will have improved governance and oversight.

            4. We are encouraged by Christmas retail sales, which augur well for the semiconductor industry and for BRKS as one its major equipment suppliers. According to SpendingPulse, aggregate retail sales through December 24 rose 8.7% over 2004, considerably higher than had been forecast and greater than 2004's 6.7% gain, even in the face of higher fuel prices and the pricking of the housing bubble. Consumer electronics sales grew even faster, up 11% over 2004, and were the second fastest growing product category. We believe that consumers have not yet completed their electronics buying. Substantial unmet demand remains, for example, for Microsoft's XBOX gaming machine and for Apple's iPod Nano. And we are in the early stages of a major replacement cycle of television sets. Instead of furloughing capacity, as they did at this time last year, we would expect semiconductor fabs to continue investing in manufacturing equipment.

            Finally, on the subject of BRKS' corporate governance, which we touched on lightly in our prior 13D, we have had no response from BRKS' Board of Directors to our November 17 letter. We are disappointed by 1 1/2 months of silence, both because the tone of our letter was constructive and because BRKS' board expressly "encourage[d]" communications from shareholders in their 2005 annual meeting proxy statement (see page 8 of the proxy). A timely and detailed response could have substantiated, rather than undercut, this invitation.

            In our November 17 letter we set forth our views on the optimal size, composition, and leadership of BRKS' Board of Directors. Because BRKS' fiscal year ended September 30, and because the company filed its 2005 annual meeting proxy with the SEC immediately after the holidays, on January 6, 2005, we believe that the proxy for the 2006 annual meeting may be imminent. We hope that, in the absence of a substantive response to our letter, the proxy will demonstrate tangible progress on the governance issues which we and other large outside shareholders care about.

            If we are not satisfied with what we read in the proxy, with respect to these issues, we reserve the right to contact other BRKS shareholders using a proxy statement and proxy solicitation firm of our own. Unfortunately, this would bring the issues which we had hoped to resolve privately into the public domain. Since we strongly would prefer for BRKS to remain focused on integrating Helix, fixing BRKS software, and gaining market share in its core business of tool automation, we hope that the issues we raised still will be resolved in a friendly, private manner. But with the clock ticking down the end of 2005, and in the absence of a response from the company, we feel obligated to begin preparing for other possibilities.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Funds own and have sole voting and dispositive power over 3,728,802, 5.0% common shares of BRKS.

            (c)

                                                       Transaction           Shares
                  Fund                                     Date               Bought        Price
                  D3 Family Fund, L.P.                  10/27/2005            70,000        11.99
                  D3 Family Fund, L.P.                  10/28/2005            17,700        11.64
                  D3 Family Fund, L.P.                  12/29/2005           242,500        12.46
                  D3 Family Retirement Fund, L.P.       12/29/2005           125,500        12.46
                  D3 Children's Fund, L.P.              10/28/2005            12,000        11.64
                  D3 Children's Fund, L.P.              12/29/2005            42,500        12.46
                  D3 Offshore Fund, L.P.                10/27/2005            42,500        11.99
                  D3 Offshore Fund, L.P.                12/29/2005           115,500        12.46
                  D3 Family Bulldog Fund, L.P.          10/27/2005            50,000        11.99
                  D3 Family Bulldog Fund, L.P.          10/28/2005            25,000        11.64
                  D3 Family Bulldog Fund, L.P.          12/29/2005            54,000        12.46

            (d)   N/A

            (e)   N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


December 29, 2005                          /s/ DAVID NIERENBERG
-----------------                          -------------------------------------
                                           David Nierenberg
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Funds